

Mail Stop 3561

November 6, 2008

By Facsimile and U.S. Mail

Mr. James C. Yardley
President
Tennessee Gas Pipeline Company
El Paso Building
1001 Louisiana Street
Houston, TX 77002

>   **Re: Tennessee Gas Pipeline Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed March 5, 2008**
>   **File No. 1-04101**

Dear Mr. Yardley:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

1.   Please revise to provide year to year comparisons for three years of financial statements. See the Instructions to Item 303(A) of Regulation S-K. For example, we expect to see you discuss the results of operations by comparing 2007 with 2006 and 2006 with 2005.

Further, your discussion in MD&A of results as measured in the GAAP financial statements should be no less complete than discussions of the non-GAAP measure EBIT.

2.   Please expand and clarify your discussion of the material changes between comparative periods for those line items having significant impact on operations. For example, you disclose on page 12 that increases in 2007 revenue were partly due to additional volume under firm transportation contracts yet on page 11 you suggest firm transportation contracts are fixed in nature since customers are obligated to pay monthly reservation fees, regardless of the amount of natural gas transported. Please quantify the amount of change applicable to firm customers. See Item 303(A)(3)(i) of Regulation S-K.

3.   We refer you to the last paragraph on page 11. To the extent material please provide a more robust explanation of the underlying internal and external factors requiring you to discount long-term contract rates and management's assessment of the need to continue to further discount regulated tariffs in future periods. You should include in your discussion the number of contracts renegotiated, the amount of reduction to reservation revenue in the periods presented as well as future periods and the impact this has had on your liquidity and capital resources. See Item 303(A)(3)(ii) of Regulation S-K.

Liquidity and capital Expenditures, page 14

4.   Please disclose how much of the availability under the El Paso credit agreement you are eligible to borrow and how much may be reserved for other El Paso subsidiaries. Your disclosure states you have no borrowings but is silent with respect to the amount availability.

Item 8. Financial Statements and Supplementary Data, page 16
Consolidated Statements of Cash Flows, page 21

5.   In consideration of your non-current presentation of affiliated notes receivable we remind you to present the gross amount of cash receipts and payments if turnover is not quick and maturity not short, to the extent gross amounts are material. See paragraph 11 of SFAS No. 95.

Notes to Consolidated Financial Statements, page 23
Revenue recognition, page 25

6.   Please tell us the amount of revenue recognized on gas not used in operations in each of the periods presented. Also tell us and revise your disclosure to clarify the arrangements where gas volumes are retained, your basis for recognizing revenue and how revenue recognized is presented in your financial statements.

7.   Regarding the renegotiated capacity rates disclosed on page 11, please tell us and disclose how you are classifying rate discounts in your statements of operations, the periods impacted and basis in GAAP, as applicable.

Item 9A. Controls and Procedures, page 40

8.   Although you are not required to define disclosure controls and procedures you are required to disclose the entire definition when it is included. We refer you to the disclosure stating your reports are accurate, complete and timely. In future filings, please revise to include the entire definition or remove the reference, as applicable. See Exchange Act Rule 13a-15(e).

9.   We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Please revise to state clearly, if true, your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

       Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341, or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 if you have any questions regarding the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief